NEUBERGER BERMAN Inc



For every thing there is a season,
and a time for every purpose...



Annual Report 2001

About the Company

Neuberger Berman Inc. through its subsidiaries is an investment advisory company with $59.0 billion in assets under management as of December 31, 2001. For 63 years, the firm has provided clients with a broad range of investment products, services and strategies. These include private asset management, wealth management services, tax planning and personal and institutional trust services, mutual funds and institutional management, and professional securities services for individuals, institutions, corporations, pension funds, foundations and endowments.

Financial Highlights

(in billions)	2001	2000	1999	1998	1997
Assets Under Management	$59.0	$55.5	$54.4	$55.6	$53.5
Private Asset Management	$25.0	$22.5	$21.5	$18.3	$15.8
Mutual Fund and Institutional	$34.0	$33.0	$32.9	$37.3	$37.7

(in millions except per share data)	2001	2000	1999
Net Revenues After Interest Expense	$613.3	$616.3	$576.1*
Net Income From Operations	$132.7	$140.6	$131.8*
Stockholders' Equity	$326.4	$350.1	$248.8
Earnings Per Share (Diluted)	$ 1.82	$ 1.89	$ 1.76*
Cash Dividends Declared	$ 0.28	$ 0.20	$ 0.07
Cash Dividends Paid	$ 0.28	$ 0.27	—

*Proforma

Fellow Stockholders:

2001 was an extraordinarily difficult year. For far too many people, it brought profound tragedy. For a nation, it brought a loss of innocence, a shock to our sense of security. Weakness in the economy, tens of thousands of job layoffs, and continued instability in the securities markets only added to the turmoil.

Yet, almost immediately after the horror of September 11th, a positive reaction began to emerge. The events of that day seemed to instill in people a renewed sense of purpose and resolve. Americans — ever resilient — appear to be rededicating themselves to family, to country, to values, civility and honor. The media regularly cites a variety of examples — from increased attendance at religious services, to more vacation motor trips to visit relatives, to the revived interest in home decorating and popularity of "comfort foods" — as evidence of what psychologists are calling a "back to basics movement."

Core Principles

Whether media hype or reality, a return to basics in our personal lives for solace in troubled times is probably beneficial. Where the movement would have little or no relevance, however, is in our conduct of Neuberger Berman's business — simply because we have never deviated from "the basics." In 63 years of managing money — whether for individuals and families, institutions and corporations, or pension funds and endowments — we have consistently adhered to those core principles that we believe are the basis for a prudent and successful investment philosophy.

Every Neuberger Berman investment professional is a student of the business. We believe in basic, fundamental research, garnering knowledge from every resource available. These include our in-house team of 33 research analysts and associates who monitor their industries for investment opportunities, unencumbered and unconflicted by banking or advisory relationships. In addition, we conduct a program of hundreds of meetings annually in which senior executives of public companies and security analysts engage in spirited dialogue with our portfolio managers and research department. We also study the full range of Wall Street research. Doing such in-depth analysis is a painstaking process, but worth the effort when it enables us to identify stocks that offer superior relative value and prospects for appreciation.

Of equal importance, we believe investment portfolios must be custom-tailored. They should reflect each client's particular needs, goals, tolerance for risk, tax situation and all other relevant factors — not the limitations of "buy lists" or broad-brushed investment committee recommendations. This individualized approach to client service, along with the ability to diversify within our organization among a full range of investment styles, distinguishes Neuberger Berman from most money managers.

Building Stockholder Value

When our Company went public in October 1999, we assumed another obligation which we take as seriously as the one to protect and enhance our clients' assets — to build stockholder value over time. Although we reported a drop in earnings for 2001 to $132.7 million, or $1.82 per diluted share, it is not a contradiction to say, under the circumstances, that we performed exceedingly well. We have emerged from two consecutive years of stock market declines perhaps not completely unscathed, but in an excellent position for the future. There are several reasons for my optimism.



Assets under management at year-end 2001 rose to $59.0 billion, despite declines of over 7% in the Dow Jones Industrial Average, 21% in the Nasdaq Composite Index, and 13% in the Standard & Poor's 500 Index — hard on the heels of drops of more than 6%, 39% and 10%, respectively, in those indexes in 2000. Our asset level represents an increase of 6.4% from $55.5 billion in 2000 and 8.5% from $54.4 billion in 1999. The quality of that performance in the face of such adverse conditions leads me to conclude that we can only benefit from a better environment in the years to come.

Another reason for my positive outlook is the strides we have made in each business segment. Private Asset Management ended the year with a record $25.0 billion in assets under management, up over 11% from the prior year. That performance was partly driven by our national sales force of client consultants whose efforts exceeded our most hopeful projections. This group of 40 professionals generated approximately $1.7 billion in new assets in 2001, more than double the amount of the year before. We expect to expand the team by about seven people in 2002.

At the same time, our ability to attract new and wealthier clients has been improved by the range of wealth management services we now offer through Executive Monetary Management, acquired in 2001, and the capabilities of our national trust company. We installed a seasoned new management team in the latter unit during the year, and their intensified efforts have already attracted many new accounts that are substantially larger than the average size of existing relationships.

Going forward, we believe that continued good investment performance, enhancement of services, particularly to the upper echelon of high net worth clients, and additions of investment professionals with existing relationships will create excellent prospects for Private Asset Management. Strategic acquisitions, such as our recent purchase of assets from Oscar Capital Management, LLC, are also possible.

Photo: Jeffrey B. Lane, President and Chief Executive Officer

In the Mutual Fund and Institutional segment, our goals continue to center on growth from the current level of $34.0 billion in assets under management as well as on improving performance. We are making some progress in expanding our distribution channels and recently broadened our product mix with the addition of experienced professionals to direct an institutional real estate securities effort.

In addition to the diversification we have achieved in our family of mutual funds over the past few years, investment performance in most funds has also improved since the end of the last decade. In our equity funds, for example, 75% of the assets outperformed their benchmarks in 2001, and three of our largest funds at year end held four- or five-star Morningstar* ratings.

There also has been a turnaround in cash flows in this segment, a portion of which is attributable to the addition of a money management team early in the year and our purchase in March of the assets of the Fasciano Company. Net cash inflows of $1.8 billion in 2001, a marked improvement from net cash outflows of $1.2 billion in the previous year, reflected positive net cash inflows of $1.1 billion each from the Consultant Services and Mutual Fund and Sub-Advised Accounts businesses. We are particularly pleased with the progress of the Consultant Services Group, both in terms of cash flow and growth in assets under management, which crossed the $3 billion mark in 2001. The Institutional Separate Accounts business, however, recorded net cash outflows of $427 million, so there is more work to be done to reverse this trend.

The effect of the difficult market conditions of the past year was reflected most notably in the Professional Securities Services segment. Although the unit recorded a decline in revenues and earnings in 2001, at the same time it continued to expand its client roster almost 17% to 84 firms. We expect that this segment will over time become an increasingly important source of recurring revenues and profits. Given our Company's reputation for quality service, improved technological capabilities, and the growing need for institutions to have access to independent research, there is excellent potential for steady growth in these businesses, particularly clearing services and research sales.

Prepared for Challenges Ahead

At this writing, I acknowledge that there are many uncertainties ahead of us. Not the least of these may include the aftermath of September 11th, accounting fears, a perhaps slowly improving economy, and erratic markets. Remember, however, that "Money management is what we do," as our ads say, and uncertainty is often the very catalyst that sends investors to professionals for advice. I am confident that the talented and capable people of Neuberger Berman are in the best position *ever* to serve and guide them.

I am equally confident — whatever lies ahead — that the innate resilience of the American people and the intrinsic soundness of our nation's economic structure can, and will, ultimately overcome any and all challenges.

Jeffrey B. Lane

"Money Management Is What We Do"

Neuberger Berman had $59.0 billion in assets under management at year-end 2001, 42% of which is invested for Private Asset Management clients and 58% of which is invested for institutions and in its family of mutual funds. The Company generated net revenues of $613.3 million and net income from operations of $132.7 million, or $1.82 per diluted share. These results were down from net revenues of $616.3 million and net income from operations of $140.6 million, or $1.89 per diluted share, in the year 2000, reflecting the effects of the first two-year decline in the securities markets since the 1970s, as measured by the Standard & Poor's 500 Index. Return on average equity for 2001 exceeded 39%, and pretax profit margins were more than 37%.

The Company continued its stock repurchase program during the year. It purchased 3.6 million shares in 2001, including 2.4 million shares which were repurchased from a limited number of former principals in a transaction that followed the secondary offering in July. The net effect of the year's actions was a reduction in the shares outstanding at year end to 70.4 million from 73.2 million in 2000 and an increase in the number of shares in the public float. About $48 million remain available for future purchases under the existing Board repurchase authorization.

PRIVATE ASSET MANAGEMENT

Private Asset Management provides customized investment management, trust, estate planning, and wealth management services for high net worth individuals and families and small institutions. At year-end 2001, this segment reached $25.0 billion in assets under management, the highest level in the Company's history. This represents an increase of over 11% from $22.5 billion at the end of the previous year.

Net revenues for this segment in 2001 were $295.7 million and pretax earnings were $141.7 million, for a pretax profit margin of 48%. Compared with the year 2000, revenues were up slightly from $290.7 million while pretax earnings were down from $146.7 million. Private Asset Management accounted for 62% of the Company's total pretax income in 2001.

The 69 money managers in Private Asset Management operate within a network of 30 investment teams. These teams often include specialized associates who may focus on research, accounting or admin-

Private Asset Management client consultant, Nikki Marshall (standing), directs clients to the money manager whose investment style best meets their needs and objectives. She continues to serve as liaison in the relationships and arranges conferences when necessary, such as the one pictured with money manager Richard Levine (left), to review an investment portfolio or discuss changes that may occur in the clients' circumstances.



A time


to plan...*for the future*


A time to define...

"High net worth people should have customized, not standard, services," says Albert Bellas (center), Chairman of Neuberger Berman Trust Company, N.A., pictured with Stephen Wells (left) and Ralph Sensheimer. "Because each individual is different, customization is essential for the fiduciary and estate planning side as well as wealth management. Neuberger Berman's breadth of portfolio management styles makes that possible."



goals

istrative support and client service. The teams utilize a wide range of investment styles, and clients consequently often find it advantageous to allocate their assets among more than one portfolio management group. As a whole, the segment has historically evidenced consistently strong equity investment performance, exceeding returns of the Standard & Poor's 500 Index for the past one, two, three, five and ten-year periods.

In addition to good performance and acquisitions, growth in assets under management is driven by several factors. An important source of new business is through personal referrals from over 6,000 existing client relationships, many of whom represent generations of the same family. Another is the national sales force of 40 client consultants, which is projected to expand by about seven people in 2002. They are located in thirteen U.S. cities where there are large concentrations of wealth. The Company opened one new office in Washington, D.C. in 2001 and plans to open another in Denver, Colorado later in 2002.

Seasoned professionals with backgrounds in accounting, law, banking or related fields, client consultants work with clients and prospects to ascertain their investment needs and goals. They then determine which asset management team or teams would be most suitable for the client's situation, and continue to serve as liaison in the relationship. The sales force was responsible for generating approximately $1.7 billion in new assets in 2001, more than double the prior year's $807 million, and is projected to raise about $2 billion in 2002.

The third key driver of growth is the addition of investment professionals with client relationships. Three such groups, representing in excess of $1 billion in assets under management, joined the Company in 2001, and opportunities to attract similar candidates are constantly pursued. In some instances, all or part of the assets of a firm are acquired, as was the case in November with Oscar Capital Management, LLC, led by its four senior partners, which had approximately $900 million under management at year end.

Wealth Management

In January 2001, the Company received a national bank trust charter which enables it to help clients throughout the country protect their wealth across generations. Neuberger Berman Trust Company, N.A. offers a range of fiduciary services for the management and transfer of wealth, including trustee and executor services, asset allocation, performance measurement and recordkeeping services.

Rowan Companies' Chief Executive Officer, C. R. Palmer (left), was a recent guest at Neuberger Berman's program of presentations by corporate executives at its New York headquarters. With an average of 25 to 50 attendees, these meetings give money managers and research specialists a first-hand perspective on a company's strategy, prospects, competitive strengths and weaknesses, and the quality of its management.



A team of trust specialists provides clients with a comprehensive plan that integrates tax planning, fiduciary services and investment policy design and oversight. The plan is customized to each family's unique situation, often in collaboration with existing family advisors. This individualized approach, combined with the ability to operate in every state, distinguishes Neuberger Berman from most money managers and trust providers.

A new management team of well-respected professionals was brought in to lead the Trust Company early in the year. Working closely with client consultants, and through their own extensive contacts among the legal and family advisor community, this group is conducting an intensified marketing program. To date, they have introduced a large number of new accounts that are substantially greater in size than the average $3.9 million size of existing Private Asset Management relationships. The team also assists portfolio managers with efforts to ensure that their client relationships transition easily and efficiently from one generation to the next.

Another vehicle through which Neuberger Berman enhances its services for the upper echelon of the high net worth market is the Executive Monetary Management subsidiary, acquired in 2001. EMM provides its clients, among them leaders in entertainment, finance and law, with a comprehensive approach to financial advice and services. These include financial, tax, trust and estate planning, business management, investment manager selection and asset allocation. Clients for whom EMM provided services had $1.8 billion in investable assets at year end.

The fast-expanding high net worth market in North America is projected to grow 8% annually to $13 trillion by the end of 2005,† and the market is believed to be under-penetrated. Neuberger Berman believes it has one of the most comprehensive arrays of services available to satisfy the needs of high net worth individuals and families, including the very wealthy and family offices.

A time

MUTUAL FUND AND INSTITUTIONAL

The Mutual Fund and Institutional segment had $34.0 billion in assets under management at year-end 2001, up over 3% from $33.0 billion in

†*Source: Merrill Lynch/Cap Gemini Ernst & Young World Wealth Report 2001*


PEPPER

to evaluate...*the alternatives*


A time to seek...

One of the many value-added services provided to the institutions that distribute Neuberger Berman mutual funds are meetings with clients for periodic updates on portfolio performance and the outlook for the markets. Portfolio manager, Jennifer Silver (pictured), recently addressed representatives from American Skandia, one of the country's leading distributors of variable annuities, about the prospects for growth stocks.



advice

the prior year. Net revenues were $223.7 million, a slight decline from $224.1 million in 2000, while pretax earnings rose 8.4% to $83.1 million from $76.6 million, for a pretax profit margin of 37%. The segment accounted for 36% of the Company's pretax income in 2001.

About 57% of the segment's assets under management are contained in the Company's family of 19 mutual funds and in its sub-advisory relationships, through which it acts as sub-advisor for 16 funds. Significant progress has been made in achieving three important goals for these businesses defined at the time of the public offering in 1999: to diversify the products and investment styles the Company offers; to substantially improve investment performance; and to reverse the negative cash flow trend.

The Neuberger Berman family of mutual funds, managed for individuals and institutions, now covers virtually all asset classes, investment styles and capitalization ranges, and includes the equity, fixed income, domestic and international markets. In March 2001, the Company acquired the assets of Fasciano Company Inc., with approximately $200 million under management, broadening its product mix with the Neuberger Berman Fasciano Fund. This small capitalization blend fund achieved a four-star rating from Morningstar* early in 2002. The fixed income funds cover a spectrum of maturities and credit risks, including taxable, tax exempt and high yield alternatives.

Investment performance in most of the Company's equity mutual funds is significantly better than it had been at the end of the last decade. Three of the four largest equity funds achieved a four- or five-star ranking from Morningstar* by year-end 2001, and two of those outperformed the Standard & Poor's 500 Index in the past one, three, five and ten-year periods. Net cash inflows from these businesses of $1.1 billion were double the amount in 2000 and a marked improvement from the net cash outflows recorded in 1999.

Neuberger Berman mutual funds are available through multiple sources, including directly from the Company and from external distribution channels. The Company also offers Advisory Services that build personalized, diversified portfolios of mutual funds from select managers for affluent investors and institutions.

One of the Company's goals going forward is to expand penetration of the existing external distribution channels for its funds and to develop new channels. It expects to accomplish this by continuing to improve investment performance, introducing new products, and better focusing its sales management efforts. At present, institutional channels include 96 third-party administrators of defined contribution plans and about 45 insurance company relationships. The latter include six of the top ten sellers of variable life and annuity policies.

Of the remaining 43% of assets under management in this segment, $11.5 billion are held in Institutional Separate Accounts for approximately 250 endowments, corporations and other institutions. Investments are split about 55% in equities, across capitalization ranges and investment styles, and 45% in fixed income. Cash flows, particularly on the lower-margin fixed income side, continue to be disappointing, with net cash outflows at $427 million in 2001. Although this was an improvement over net cash outflows of $1.6 billion in 2000, in part because of the previously mentioned addition of a money management team, the Company continues to focus on achieving significantly better investment performance.

The last component of the segment is the wrap programs sponsored by 14 third-party brokerage firms and banks, under a single fee structure, for which Neuberger Berman provides investment management services. Penetration of these programs and growth in assets under management were particularly good in 2001, with assets up 69% to over $3 billion. Net cash inflows were $1.1 billion for the year, an impressive turnaround from net cash outflows of $158 million in 2000. Currently a participant in many of the leading wrap programs, the Consultant Services Group intends to continue seeking greater penetration of this growing business.

PROFESSIONAL SECURITIES SERVICES

The Professional Securities Services segment leverages Neuberger Berman's technology and operational resources by making them available to the professional investment community. Clients include investment advisors, hedge funds and broker-dealers who provide an important source of recurring revenues and profits.

As a result of adverse market conditions and narrowing interest spreads throughout the year, net revenues and pretax income declined to $98.9 million and $27.1 million, respectively, in 2001 from $105.0 million and $41.5 million, respectively, in the prior year. Other factors, including implementation of the stock market's decimalization program

Clients such as Oscar Schaefer (right), President of Schaefer Capital, call upon Steven Murphy and his Professional Securities Services associates to ensure that they receive the services needed to conduct their businesses efficiently. These include customized systems and operations support, using Neuberger Berman's technological resources and expertise, access to its unconflicted research and corporate presentations, and trade execution services.



A time


to implement...*a strategy*


A time to enjoy...

Today's ever-changing technology requires skilled professionals, such as Puja Kapoor, Lawrence J. Giles Jr. (foreground) and Marc Friedman to work with money managers and support staff as well as clients to ensure the timely, accurate and efficient delivery of information and online services. Neuberger Berman's frequent enhancements and customized approach to client service call for regular upgrades to its technological resources.



the results

and the effects of September 11th, also contributed to the lower results. The pretax profit margin for this segment was 27%, and it accounted for 12% of the Company's pretax income for the year.

Despite the environment, Professional Securities Services experienced excellent growth in its client base. At year end it had 84 prime brokerage and correspondent clearing clients, up from 72 in 2000. The Company expects this base to expand steadily in the years ahead as awareness of its technological expertise and ability to customize services according to the client's needs becomes more widespread. The Company also expects the market for sales of its research product to grow significantly as institutions increasingly require access to independent, unconflicted equity analysis.

Client Service

For the past 63 years, a Neuberger Berman hallmark has been superior service to clients. In keeping with that tradition, several enhancements were introduced in 2001 that make it easier for clients to access money from their accounts as well as information about their investment portfolios. The new Spectrum Account offers unlimited check writing and a Visa® Platinum debit card that can be used for purchases or for ATM withdrawals. Also available are online bill payment services, various Platinum card benefits, and a monthly statement detailing cash activity and portfolio transactions.

Additional services are offered on the Company's new website that can be customized by each client to deliver information pertinent to his or her needs and interests. Individual and institutional investors or financial advisors, upon responding to questions geared to each user category, then receive only the content they define as relevant, content that ranges from investment basics, to mutual fund data, to articles about tax and estate planning, to live news feeds. More enhancements to the website, such as electronic delivery of client trade confirmations, statements and other material, are planned for 2002.



...a time to talk to Neuberger Berman

Private Asset Management

- > Customized money management for wealthy individuals, families and small institutions
- > Nationwide trust and estate planning services
- > Family office services
- > Wealth management services

Mutual Fund and Institutional

- > Diversified family of funds for:
  - Individuals
  - Third-party distributors, defined contribution plans and registered investment advisors
  - Variable annuities
- > Advisory Services to build diversified fund portfolios for individuals and institutions
- > Institutional separate account portfolio management for foundations, pension funds and other institutions
- > Separate accounts offered through wrap programs sponsored by third-party brokerage firms and banks

Professional Securities Services

- > Prime brokerage and correspondent clearing for the professional investment community
- > NASDAQ market-making
- > Research sales

Financial Section

Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

Set forth on the following pages is management's discussion and analysis of the results of operations for the years ended December 31, 2001, 2000 and 1999. Such information should be read in conjunction with our Consolidated Financial Statements together with the Notes to the Consolidated Financial Statements. Share and per share data have been retroactively adjusted to reflect a three-for-two stock split in our common stock effective August 16, 2001.

Forward Looking Statements

Our disclosure and analysis in this report and in documents that are incorporated by reference contain some forward looking statements. Forward looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results. Although we believe that our expectations and beliefs are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that our actual results will not differ materially from our expectations or beliefs. Some of the factors that could cause our actual results to differ from our expectations or beliefs include, without limitation, the adverse effect from a decline in the securities markets or if our products' performance declines, a general downturn in the economy, changes in government policy or regulation, our inability to attract or retain key employees and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations. These statements are provided as permitted by the Private Litigation Reform Act of 1995. We undertake no obligation to update publicly any forward looking statements, whether as a result of new information, future events or otherwise.

When we use the terms "Neuberger Berman," "we," "us," and "our," we mean, prior to the IPO, Neuberger Berman, LLC, a Delaware limited liability company, and its consolidated subsidiaries, and Neuberger Berman Management Inc., a New York corporation, and their predecessors, and, after the IPO, we mean Neuberger Berman Inc., a Delaware corporation, and its consolidated subsidiaries.

When we use the term "Trust Companies," we mean Neuberger Berman Trust Company, N.A. (formerly Neuberger Berman National Trust Company), which holds a national bank charter, and Neuberger Berman Trust Company of Delaware, a non-depository limited purpose trust company chartered under the Delaware Banking Code; however, in certain circumstances, as the context may require, the term "Trust Companies" includes Neuberger Berman Trust Company of Florida and Neuberger Berman Trust Company, which, as the result of the consolidation of our trust business under the framework of our national trust company, were liquidated with a related transfer of certain assets to, and merged with and into Neuberger Berman Trust Company, N.A., respectively, during the third and fourth quarters of 2001.

Business Environment

The financial markets suffered a turbulent year in 2001, overshadowed by the tragic events of September 11th. The economic aftershocks of the attacks—a sharp drop in consumer and business spending—exacerbated an already difficult year in the financial markets. The U.S. economy had entered a recession starting in March 2001, according to the National Bureau of Economic Research, and the equity markets remained deeply below their peak levels reached in March 2000. Weakening investor confidence drove the Standard & Poor's 500 Index down 13.0% in 2001, its second negative annual return in a row. Almost every major equity index yielded negative returns for the year: the Dow Jones Industrial Average dropped 7.1%; the Nasdaq Composite Index declined 21.0%; and international stocks, as represented by the MSCI EAFE Index, fell 22.6%.

Signs of economic recovery began to emerge late in the year, due in part to fiscal and monetary stimuli. Throughout 2001, the Federal Reserve Board engaged in a massive interest-rate cutting campaign, lowering short-term interest rates to 1.75%, the lowest level in 40 years. In Washington, D.C., a new administration also enacted major tax law changes to boost investments and cut taxes for investors. Although the S&P 500 Index plunged after the September 11th attacks, hitting a low point of 965.80 on September 21st, it rallied in December and ended the year at 1,148.08. However, the S&P 500 remained well below its record peak of 1,527.46, achieved on March 24, 2000.

While equity markets suffered in 2001, fixed income markets rallied, due in part to the Federal Reserve Board's rate-cutting actions and a "flight to safety" by investors. The Lehman Brothers Aggregate Bond Index rose 8.4% during the year. In an unexpected move, the U.S. Treasury Department halted issuance of 30-year bonds, spurring demand for long-term fixed-income securities in other areas of the bond market. The U.S. Agency market performed strongly as buyers flocked to the high-quality issues. Corporate bonds also performed well as a class, despite record supply and rising credit quality concerns. According to Moody's Investor Services, credit downgrades in 2001 outnumbered upgrades by a ratio of 2.9 to 1, marking the steepest decline in corporate credit since 1991. The December 2, 2001 bankruptcy filing of Enron Corp. heightened volatility in the energy sector, with ripple effects spreading to other sectors as well, particularly among conglomerates and companies with complex financing structures.

The developments in the market were mostly unfavorable for the securities industry. Declining asset values and narrowing interest rate spreads tended to reduce profits from client financings. Also, the implementation of decimal-based pricing in the stock market squeezed profit margins in the market making and trading businesses.

In this environment, we remain confident that our diversified family of investment products and services will help us weather turbulent markets. Despite the volatile market conditions of 2001, we increased our assets under management by more than 6% to $59.0 billion, from $55.5 billion in 2000. Notably, the value style of investing continued to gain favor: the S&P Barra Value Index outperformed the S&P Barra Growth Index for the second year in a row. While we offer all styles of investing, we believe our longstanding expertise in value investing will continue to serve us well in a difficult market environment.

The increase in our assets under management during this time period supported our belief that difficult market conditions tend to convince more investors—both individual and institutional—of the inherent value, over the long term, of seeking professional advice and active management of their money.

General

Our revenues are recorded in the business segments in which they are earned. We derive our revenues primarily from fees for investment advisory and administrative services provided to our private asset management, mutual fund, institutional and wrap fee clients. Investment advisory and administrative fees that we earn are generally based on the total market value and composition of assets under management. As a result, fluctuations in financial markets and client asset additions and withdrawals have a direct effect on our net revenues and net income. Our fees vary with the type of assets managed, with higher fees earned on actively managed equity accounts and lower fees earned on fixed-income and cash management accounts.

Through our broker-dealer, Neuberger Berman, LLC, we earn commissions by executing equity securities transactions for private asset management, mutual fund and institutional clients as well as for third parties in professional investor clearing services and research sales transactions. The majority of our commissions are earned from transactions for private asset management clients. Our commissions, derived from all business segments, may fluctuate based on general market conditions. Also, through Neuberger Berman, LLC, we earn clearance fees for the settlement of securities transactions for various introducing brokers.

We generate additional income by managing cash balances available as a result of our broker-dealer activities. The three principal areas from which we generate net interest income are treasury management (managing overnight cash balances), global securities lending activities and client cash and margin balances. We evaluate these activities by focusing on net interest income. Net interest income fluctuates based on general market conditions, prevailing interest rates and the amount of client cash and margin balances.

Our operating expenses include direct expenses, such as employee compensation and benefits, information technology and rent and occupancy, and indirect expenses, such as general and administrative, research, execution and clearance expenses. Direct expenses are charged to the business segment in which they are incurred while indirect expenses are allocated to each business segment based upon various methodologies determined by management.

Our largest operating expense is employee compensation and benefits, the most significant component being variable compensation for portfolio managers and sales personnel, which is based largely on commissions and advisory fees. Historically, because we had operated as a partnership, substantially all payments to our principals were accounted for as distributions from principals' capital and not recorded as compensation expense.

On October 7, 1999, the members of Neuberger Berman, LLC and the shareholders of Neuberger Berman Management Inc. exchanged their ownership interests for 64.1 million shares of our common stock (the "Exchange"). On October 13, 1999, we completed our initial public offering (the "IPO").

In that offering, we sold 4.5 million shares of common stock and received net proceeds after expenses of approximately $88 million. In addition, certain of our stockholders who received our common stock in the Exchange sold 6,329,545 shares of that stock in the IPO. We did not receive the proceeds from the sale of that stock. In connection with our IPO, we incurred pre-tax reorganization and IPO charges totaling approximately $150.1 million (the "Reorganization and IPO Charges"). The Reorganization and IPO Charges were principally comprised of an initial, irrevocable non-cash contribution of common stock to our employee defined contribution stock incentive plan trust (the "Stock Incentive Plan") of $134.3 million, a cash contribution to the Neuberger Berman Foundation of $10.0 million and severance and other charges of $5.8 million. To allow for a more consistent analysis of expenses, these Reorganization and IPO Charges have not been directly considered in the discussion of operating results.

Prior to the Exchange, Neuberger Berman, LLC did not pay United States federal and state taxes because, as a limited liability company, it was treated as a partnership for tax purposes, and its members were taxed on their proportionate share of Neuberger Berman, LLC's taxable income or loss. Neuberger Berman Management Inc., as an S-Corporation, also did not pay United States federal taxes prior to the Exchange, but was subject to certain state and local taxes, and its shareholders were responsible for their own federal income taxes. Effective with the Exchange, we became subject to federal, state and local income taxes and we file a consolidated federal income tax return.

Results of Operations

Our business is divided functionally into three major business segments: Private Asset Management, Mutual Fund and Institutional and Professional Securities Services. Our Private Asset Management segment provides customized investment management services for high net worth individuals, families and smaller institutions through money management, advisory services and trust services. The investment advisory and administrative services that we provide through our Mutual Fund and Institutional segment include: the management of the Neuberger Berman family of mutual funds, investment management of institutional separate account products and wrap products sponsored by third party brokerage firms and banks. Our Professional Securities Services segment provides trade execution, clearing, custody, margin financing, portfolio reporting and trust services through professional investor clearing services, wealth management services, research sales and other activities, including market making, global securities lending, custody and recordkeeping services and treasury management. The Corporate segment reflects certain corporate results that are not directly related to the day-to-day operations of our principal business. These include results from investments in our mutual funds, corporate marketing expense, interest on long-term debt and goodwill amortization. Prior periods have been revised to conform with current year presentation. Each of our business segments represents a grouping of financial activities and products with similar characteristics. The following tables of selected financial data present our business segments in a manner consistent with the way that we manage our businesses.

Results of Operations

For The Year Ended Dec 31, 2001	Private Asset Management	Mutual Fund and Institutional	Professional Securities Services	Corporate	Total
(in thousands)					
Net revenues (loss) after interest expense	$295,738	$223,700	$98,925	$ (5,081)	$ 613,282
Operating expenses	154,069	140,641	71,833	17,680	384,223
Net income (loss) before taxes	$141,669	$83,059	$27,092	$ (22,761)	$229,059

For The Year Ended Dec 31, 2000	Private Asset Management	Mutual Fund and Institutional	Professional Securities Services	Corporate	Total
(in thousands)					
Net revenues (loss) after interest expense	$290,746	$224,064	$104,981	$ (3,444)	$616,347
Operating expenses	144,034	147,455	63,523	14,414	369,426
Net income (loss) before taxes	$146,712	$ 76,609	$ 41,458	$(17,858)	$246,921

For The Year Ended Dec 31, 1999	Private Asset Management	Mutual Fund and Institutional	Professional Securities Services	Corporate	Total
(in thousands)					
Net revenues (loss) after interest expense	$260,114	$233,609	$80,709	$ (1,520)	$572,912
Operating expenses (1)	86,847	150,362	51,494	10,783	299,486
Net income (loss) before Reorganization and IPO Charges and taxes	$173,267	$ 83,247	$29,215	$(12,303)	$273,426

Note 1: Total operating expenses on a pro forma basis, which assumes the Exchange had taken place at the beginning of the year, would have been higher by $44,157 for the year ended December 31, 1999. The pro forma adjustment is made to recognize as compensation expense distributions of capital made prior to the Exchange.

Assets Under Management

As Of and For The Years Ended	Dec 31, 2001	Dec 31, 2000	Dec 31, 1999
(in millions)			
Private Asset Management			
Assets under management, beginning of year	$22,510	$21,539	$18,267
Net additions	2,734	1,154	324
Market appreciation (depreciation)	(240)	(183)	2,948
Total increase	2,494	971	3,272
Assets under management, end of year (1)	$25,004	$22,510	$21,539
Mutual Fund & Institutional			
Equity Separate Accounts			
Assets under management, beginning of year	$ 6,402	$ 6,458	$ 7,800
Net withdrawals	(45)	(494)	(2,592)
Market appreciation (depreciation)	(67)	438	1,250
Total decrease	(112)	(56)	(1,342)
Assets under management, end of year	$ 6,290	$ 6,402	$ 6,458
Fixed Income Separate Accounts			
Assets under management, beginning of year	$ 5,298	$ 5,924	$ 6,949
Net withdrawals	(382)	(1,084)	(932)
Market appreciation (depreciation)	313	458	(93)
Total decrease	(69)	(626)	(1,025)
Assets under management, end of year	$ 5,229	$ 5,298	$ 5,924
Consultant Services Group			
Assets under management, beginning of year	$ 1,796	$ 1,839	$ 1,671
Net additions (withdrawals)	1,147	(158)	133
Market appreciation	94	115	35
Total increase (decrease)	1,241	(43)	168
Assets under management, end of year	$ 3,037	$ 1,796	$ 1,839
Mutual Fund and Sub-Advised Accounts			
Assets under management, beginning of year (2)	$19,480	$18,639	$20,900
Net additions (withdrawals)	1,094	546	(4,257)
Market appreciation (depreciation)	(1,086)	295	1,996
Total increase (decrease)	8	841	(2,261)
Assets under management, end of year (2)	$19,488	$19,480	$18,639
Sub-Total Mutual Fund & Institutional			
Assets under management, beginning of year	$32,976	$32,860	$37,320
Net additions (withdrawals)	1,814	(1,190)	(7,648)
Market appreciation (depreciation)	(746)	1,306	3,188
Total increase (decrease)	1,068	116	(4,460)
Assets under management, end of year	$34,044	$32,976	$32,860
Total			
Assets under management, beginning of year	$55,486	$54,399	$55,587
Net additions (withdrawals)	4,548	(36)	(7,324)
Market appreciation (depreciation)	(986)	1,123	6,136
Total increase (decrease)	3,562	1,087	(1,188)
Assets under management, end of year (3)	$59,048	$55,486	$54,399

Note 1: As of December 31, 2001, Private Asset Management includes $49 of assets invested in EMM's Fund of Funds product.

Note 2: Mutual Fund and Institutional includes $121 and $88 of client assets invested in the Advisory Services wrap mutual fund program with third party funds, as of December 31, 2001 and 2000, respectively.

Note 3: As of December 31, 2001 and 2000, the equity component of assets under management approximates 71% and 73%, respectively.

2001 Compared with 2000

We reported net income before taxes of $229.1 million for the year ended December 31, 2001, representing a decrease of $17.9 million or 7.2%, compared to $246.9 million for the year ended December 31, 2000. Our net revenues after interest expense were $613.3 million for the year ended December 31, 2001, a decrease of $3.1 million or 0.5%, compared to $616.3 million for the same period in 2000. Our results for 2001 reflect an increase in net revenues after interest expense in Private Asset Management, which was more than offset by decreases in net revenues after interest expense in Mutual Fund and Institutional and Professional Securities Services and by a larger net loss after interest expense in our Corporate segment. Assets under management increased to $59.0 billion at December 31, 2001, up $3.6 billion or 6.4% when compared to $55.5 billion at December 31, 2000. Net asset additions during 2001 in Private Asset Management and Mutual Fund and Institutional of $2.7 billion and $1.8 billion, respectively, were partially offset by market depreciation in Private Asset Management and Mutual Fund and Institutional of $0.2 billion and $0.7 billion, respectively. The closing of the U.S. equity markets for four trading days as a result of the September 11th tragedy did not significantly impact our brokerage related revenue.

Private Asset Management. Our net revenues after interest expense increased 1.7% to $295.7 million for 2001, from $290.7 million for 2000. Our investment advisory fees increased 5.5% to $202.0 million for 2001, from $191.4 million for 2000, primarily due to increases in average quarterly billable assets under management from $22.0 billion in 2000 to $22.8 billion in 2001. Assets under management at December 31, 2001, which included approximately $900 million related to our acquisition of certain of the assets of Oscar Capital Management, LLC, reached a record level of $25.0 billion, up 11.1% from $22.5 billion at the end of the year 2000. As a result, we expect our investment advisory fees, which are based on the previous quarter's ending asset levels, to increase in the first quarter of 2002. Higher transaction volume resulted in an increase in overall commission generating shares, although this was more than offset by lower commission activity in certain accounts. As a result, our commissions decreased 6.1% to $88.2 million in 2001, from $94.0 million in 2000.

Mutual Fund and Institutional. Our net revenues after interest expense decreased 0.2% to $223.7 million for 2001, from $224.1 million for 2000. Our investment advisory and administrative fees decreased 0.5% to $205.9 million for 2001, from $207.0 million for 2000, due primarily to decreases in fees from our institutional separate account and mutual fund businesses, partially offset by an increase in fees due to higher asset levels in our wrap business as well as a full year's fees from our Advisory Services product. Our commissions increased 4.2% to $17.7 million in 2001, from $17.0 million for 2000, as a result of an increase in commission generating share transactions.

Professional Securities Services. Our net revenues after interest expense decreased 5.8% to $98.9 million for 2001, from $105.0 million for 2000. Our investment advisory fees increased to $5.7 million for 2001, from $1.5 million for 2000, due primarily to an increase in our wealth management services resulting from the acquisition of Executive Monetary Management, Inc. Our commissions increased 8.7% to $38.8 million in 2001, from $35.7 million in 2000, as a result of an increase in commission generating share transactions in our prime brokerage and research sales businesses. Our net gain resulting from principal transactions decreased 63.4% to $3.9 million in

2001, from $10.7 million in 2000, primarily due to a decline in market making activity related to a combination of the drop in the Nasdaq market and the narrowing of transaction spreads as a result of the continued implementation of the decimalization program. Our net interest income decreased 11.8% to $33.8 million in 2001, from $38.3 million in 2000, primarily due to lower average balances related to client financing and narrowing interest spreads resulting from the decrease in absolute interest rates. This was partially offset by increases in net interest attributable to our global securities lending business, dividend and interest income related to excess cash positions and our investment in municipal bonds, as well as a reduction in interest expense due to lower bank loan requirements. Our other income decreased 37.8% to $3.3 million in 2001, from $5.3 million in 2000, primarily due to a decrease in syndicate activity.

Corporate. Our net loss after interest expense increased to $5.1 million in 2001, from $3.4 million in 2000, primarily as a result of interest expense related to our long-term debt.

Operating Expenses. Our total operating expenses were $384.2 million in 2001, an increase of $14.8 million or 4.0% when compared to $369.4 million for 2000. Employee compensation and benefits increased to $253.4 million in 2001, up $7.9 million or 3.2% from $245.4 million for 2000. This was primarily due to increases in salaries, benefits and production compensation, which were partially offset by a decrease in incentive compensation. Our rent and occupancy costs increased to $20.8 million in 2001, up $3.0 million or 17.0% from $17.8 million in 2000, primarily due to additional costs associated with expansion in our principal place of business coupled with the full year of rent expense for the branch offices opened during 2000. Our brokerage, clearing and exchange fees increased to $12.0 million in 2001, up $1.5 million or 14.3% from $10.5 million in 2000, primarily due to an increase in exchange fees resulting from a higher proportion of orders with smaller share amounts as well as increased dues and assessments and registration fees. Depreciation and amortization increased to $13.1 million in 2001, up $2.4 million or 22.8% from $10.6 million in 2000, primarily due to amortization of goodwill, as well as depreciation resulting from technology related expenditures.

Taxes. Our taxes decreased to $96.4 million for 2001, down $0.2 million or 0.2% from $96.6 million in the same period for 2000. The 2000 provision includes a financial statement tax benefit of $9.8 million related to the change in the price of our common stock from December 31, 1999 to June 30, 2000, in connection with our Stock Incentive Plan. In March 2000, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of APB Opinion No. 25 ("FIN 44"). Based upon the price of our common stock at the close of business on June 30, 2000, we adjusted the carrying value of the deferred tax asset that related to unvested shares in our Stock Incentive Plan. FIN 44 became effective on July 1, 2000, and requires that the deferred tax asset be determined by the compensation expense recognized for financial reporting purposes. Accordingly, at June 30, 2000, we fixed the carrying value of our deferred tax asset for unvested shares in our Stock Incentive Plan, based upon the price of our common stock at the close of business that day. The 2001 and 2000 provision for income taxes included federal, state, and local taxes at an effective tax rate of approximately 42% and 43%, respectively.

2000 Compared with 1999

We reported net income before taxes of $246.9 million for the year ended December 31, 2000, representing a decrease of $26.5 million or 9.7%, compared to $273.4 million (as adjusted for the $150.1 million of Reorganization and IPO Charges) for the year ended December 31, 1999. Our net revenues after interest expense were $616.3 million for 2000, an increase of $43.4 million or 7.6%, compared to 1999. Our operating results for 2000 reflect overall increases in net revenues after interest expense in Private Asset Management and Professional Securities Services, offset by a decrease in Mutual Fund and Institutional. The net asset additions in Private Asset Management were offset by the net withdrawals in our Mutual Fund and Institutional segment, virtually all of which were in the lower fee institutional fixed-income area, while the market depreciation in Private Asset Management was outweighed by market appreciation in our Mutual Fund and Institutional segment.

Private Asset Management. Our net revenues after interest expense increased 11.8% to $290.7 million for 2000, from $260.1 million for 1999. Our investment advisory fees increased 15.0% to $191.4 million for 2000, from $166.5 million for 1999, due to increases in average quarterly billable assets under management from $19.5 billion in 1999 to $22.0 billion in 2000. Our commissions increased 4.3% to $94.0 million for 2000, from $90.1 million for 1999, due to the increased volume of equity securities transactions. Our net interest income increased 44.1% to $5.0 million for 2000, from $3.5 million in 1999, due primarily to higher client margin balances.

Mutual Fund and Institutional. Our net revenues after interest expense decreased 4.1% to $224.1 million for 2000, from $233.6 million for 1999. Our investment advisory and administrative fees decreased 2.3% to $207.0 million for 2000, from $211.8 million for 1999, due primarily to a lower average asset base in the first six months of 2000 relative to the comparable period in 1999. Commissions decreased 21.3% or $4.6 million as a result of a decrease in transaction volume.

Professional Securities Services. Our net revenues after interest expense increased 30.1% to $105.0 million for 2000, from $80.7 million for 1999. Our commission income increased 17.3% or $5.3 million as a result of increased transaction volume. Principal transactions in securities increased 34.7% to $10.7 million for 2000, from $7.9 million for 1999, primarily due to market making activity. Clearance fees increased 22.1% to $13.5 million for 2000, from $11.1 million for 1999, due to increased transaction volume from new and existing clients, while net interest income increased 46.4% or $12.1 million, primarily due to higher margin balances.

Corporate. Our net loss after interest expense increased 126.6% to $3.4 million in 2000, from $1.5 million in 1999, primarily as a result of a decrease in value of the corporate investment in our mutual funds.

Operating Expenses. Our total operating expenses were $369.4 million in 2000, an increase of $69.9 million or 23.4%, compared to $299.5 million (as adjusted for the $150.1 million of Reorganization and IPO Charges) in 1999. Employee compensation and benefits increased to $245.4 million for 2000, up $60.0 million or 32.4% from $185.4 million (as adjusted for the $139.9 million of compensation expenses included in the Reorganization and IPO Charges) for the same period in 1999. As a result of the Exchange, principals who previously received distributions of capital began receiving compensation as employees. Compensation that was not previously reported as such for employees who were principals was $45.6 million for the year ended December 31, 2000. In addition, salary and benefits and incentive compensation increased in 2000. Our information technology expenses increased to $22.9 million for 2000, up $3.8 million or 19.6% from $19.2 million in 1999, due primarily to increases in third party processing fees from increased securities transactions, as well as increases in communication services and software licenses. Our rent and occupancy costs increased to $17.8 million for 2000, up $2.5 million or 16.2% from $15.3 million in 1999, primarily due to the rental of additional space in the head office as well as the opening of three new branch offices in 2000, coupled with the full year of rent expense for the branch offices opened during 1999. Our professional fees increased to $11.2 million for 2000, up $1.9 million or 20.8% from $9.3 million in 1999, primarily due to the impact of outsourcing mutual fund administration coupled with an increase in employment agency fees. Other expenses increased to $22.7 million for 2000, up $1.7 million or 8.3% from $20.9 million (as adjusted for the $10.1 million of other expenses included in the Reorganization and IPO Charges) in 1999, due primarily to increases in travel and entertainment and office expenses.

Taxes. Our taxes increased to $96.6 million for the year ended December 31, 2000, up $56.9 million from $39.7 million (as adjusted for the $51.9 million tax benefit resulting from the Reorganization and IPO Charges) for the same period in 1999. Prior to the Exchange, Neuberger Berman, LLC did not pay United States federal and state taxes because, as a limited liability company, it was treated as a partnership for tax purposes, and our principals were taxed on their proportionate share of Neuberger Berman, LLC's taxable income or loss. Neuberger Berman Management Inc., as an S-Corporation, also did not pay United States federal taxes prior to the Exchange, but was subject to certain state and local taxes, and its shareholders were responsible for their own federal income taxes. Effective with the Exchange, we became subject to federal, state and local income taxes and we file a consolidated federal income tax return. The 2000 provision for income taxes includes federal, state and local taxes at our effective tax rate as a corporation of approximately 43%, less a financial statement tax benefit of $9.8 million related to the change in the price of our common stock from December 31, 1999 to June 30, 2000, in connection with our Stock Incentive Plan. In March 2000, the FASB issued FIN 44, an interpretation of APB Opinion No. 25. We adjusted, based upon the price of our common stock at the close of business on June 30, 2000, the carrying value of the deferred tax asset that related to unvested shares in the Stock Incentive Plan. FIN 44 became effective on July 1, 2000, and requires that the deferred tax asset be determined by the compensation expense recognized for financial reporting purposes. Accordingly, at June 30, 2000, we fixed the carrying value of our deferred tax asset for unvested shares in our Stock Incentive Plan, based upon the price of our common stock at the close of business that day.

Liquidity and Capital Resources

Our investment advisory business does not require us to maintain significant capital balances. However, as a result of our broker-dealer activities, our consolidated statements of financial condition include higher levels of assets and liabilities than is typical for an investment adviser of our size. Our broker-dealer activities provide financing, trade execution, clearing, custody and global securities lending services for clients of the Private Asset Management, Mutual Fund and Institutional and Professional Securities Services segments.

Our financial condition is highly liquid with the significant majority of our assets readily convertible to cash. Our receivable from and payable to brokers, dealers and clearing organizations represent either current open transactions that settle within a few days or the activity of global securities lending that is collateralized and normally can be closed out within a few days. Our receivable from and payable to clients arise in the normal course of business in connection with cash and margin securities transactions. These client receivables are secured by securities held as collateral.

Our cash flows are generally created as a result of the operating activities of our three major business segments, with investment advisory and administrative fees a significant contributor.

Cash and cash equivalents increased to $282.0 million in 2001, with $282.6 million provided by operating activities, including an increase in our global securities lending activities. Cash of $64.0 million was used for investing activities, primarily for the acquisitions of Executive Monetary Management, Inc., the assets of Fasciano Company, Inc. and certain of the assets of Oscar Capital Management, LLC. Cash of $24.7 million was used in financing activities, reflecting payments made for dividends and common stock repurchases, partially offset by net proceeds from the issuance of our long-term debt.

Cash and cash equivalents decreased by $2.9 million in 2000, with $81.3 million provided by operating activities. Cash of $29.4 million was used for investing activities, primarily for leasehold improvements and purchases of technology related equipment. Cash of $54.9 million was used in financing activities, reflecting payments made for dividends and common stock repurchases.

Cash and cash equivalents increased by $40.6 million in 1999, with $252.2 million provided by operations. Cash of $17.5 million was used for investing activities, primarily for leasehold improvements and purchases of technology related equipment. Cash of $194.0 million was used in financing activities primarily due to payments for capital distributions to former principals prior to our IPO, as well as dividends and common stock repurchases, partially offset by proceeds from the issuance of common stock.

On May 4, 2001, in accordance with Rule 144A of the Securities Act of 1933, as amended, we sold $175 million principal amount at maturity of zero-coupon convertible senior notes due 2021, resulting in proceeds of approximately $151 million. The issue price represents a yield to maturity of 0.75% per year, which is accounted for under the effective interest rate method. Each $1,000 principal amount at maturity of the convertible securities is convertible into 13.8879 of our common stock upon the occurrence of any of the following events: i) during any calendar quarter commencing after June 30, 2001, the closing sale price of our common stock on the New York Stock

Exchange for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than a specified percentage, initially 120% and declining 0.12658% each quarter thereafter, of the accreted conversion price per share of our common stock on the last trading day of the preceding calendar quarter; ii) we elect to redeem the convertible securities; iii) we take certain corporate actions, such as the declaration of an extraordinary dividend; and iv) the credit rating by Standard & Poor's is below investment grade. We may redeem the convertible securities for cash on or after May 4, 2006 at their accreted value. We may be required to repurchase the convertible securities at the accreted value thereof, at the option of the holders on May 4 of 2002, 2004, 2006, 2011 and 2016. We may choose to pay for such repurchases in cash or shares of our common stock. In the event we are required to repurchase the convertible securities prior to maturity, and we elect to pay for such repurchases in cash, we believe, based upon our current and projected future cash flows from operations, that we will have sufficient liquidity to do so. We used the proceeds from this transaction for general corporate purposes, including share repurchases. Prior to this transaction, we received a BBB+ rating from Standard & Poor's. This credit rating should enable us opportunistically to access the capital markets for additional liquidity if we believe it is necessary.

It is our policy to continuously monitor and evaluate the adequacy of our capital. We have consistently maintained net capital in excess of the regulatory requirements for broker-dealers prescribed by the Securities and Exchange Commission ("SEC") and other regulatory authorities. At December 31, 2001, our regulatory net capital exceeded the minimum requirement by approximately $223 million. The SEC's Uniform Net Capital Rule 15c3-1 imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital. In addition, the debt covenants related to Neuberger Berman, LLC's $35 million outstanding subordinated note and $100 million committed line of credit include certain covenants that limit the percentage by which the aggregate unpaid principal amount of subordinated liabilities exceeds total regulatory capital and impose a dollar amount below which total ownership equity cannot fall. We believe that our cash flows from operations and existing committed and uncommitted lines of credit will be more than adequate to meet our anticipated capital requirements and debt and other obligations as they come due.

Our Board of Directors has authorized the repurchase of our common stock in the open market and/or private purchases. The acquired shares may be used for corporate purposes, including shares issued to employees under our employee stock purchase plans. Since the inception of our common stock repurchase program, we have repurchased 5,529,001 shares of common stock, including 2,400,900 shares which were repurchased from a limited number of former principals in a transaction that followed the secondary offering in July, for approximately $202 million. We used cash flows from operations and the proceeds from our debt offering to fund the purchases of these shares. As of December 31, 2001, authorizations for the repurchase of up to $48 million of our common stock remain in effect.

On July 5, 2001, former principals and certain of our employees completed the sale of 5,906,949 shares of our common stock in an underwriting offering. Although we did not receive any proceeds from the sale of our common stock, the ownership percentage of our employees and retired principals decreased to 76% from 85%, increasing our public float.

Accounting Developments

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142, which became effective on July 1, 2001 for acquisitions after June 30, 2001 and on January 1, 2002 for acquisitions prior to July 1, 2001, states that goodwill is no longer subject to amortization over its estimated useful life, but will be assessed for impairment. In addition, acquired intangible assets are separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. As of December 31, 2001, we do not anticipate any goodwill impairment charge as a result of the implementation of SFAS 142.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 is effective for fiscal years beginning after December 15, 2001. We do not believe the implementation of SFAS 144 will have a material impact on our consolidated financial condition or results of operations.

Looking Ahead

During the year ending December 31, 2002, we intend to continue to implement our strategic plan to grow our asset management business. We plan to continue to take advantage of the growth opportunities in the high net worth market by utilizing our expanded national sales force and by aggressively pursuing additional investment management teams. In addition to adding investment management teams, we will continue to evaluate, where appropriate, strategic acquisitions of, or joint ventures with, companies that would add new product and services offerings, investment capabilities or distribution channels.

Consolidated Statements of Financial Condition

December 31,	2001	2000
(in thousands, except share data)		
Assets		
Cash and cash equivalents	$ 282,040	$ 88,117
Cash and securities segregated for the exclusive benefit of clients	593,973	911,182
Cash and securities deposited with clearing organizations (including securities with market values of $11,957 and $4,443 at December 31, 2001 and 2000, respectively)	13,189	5,973
Securities purchased under agreements to resell	304,576	282,720
Receivable from brokers, dealers and clearing organizations	2,109,110	2,466,102
Receivable from clients	773,854	456,691
Securities owned, at market value	88,058	67,688
Fees receivable	29,719	23,012
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $38,651 and $26,797 at December 31, 2001 and 2000, respectively	43,793	43,089
Other assets	144,175	77,189
Total assets	$4,382,487	$4,421,763
Liabilities and Stockholders' Equity		
Liabilities:		
Bank loans	$ —	$ 3,000
Securities sold under agreements to repurchase	608,538	234,972
Payable to brokers, dealers and clearing organizations	1,703,745	1,461,267
Payable to clients	1,415,904	2,199,169
Securities sold but not yet purchased, at market value	6,174	9,522
Other liabilities and accrued expenses	135,316	128,694
	3,869,677	4,036,624
Long-term debt	151,420	—
Subordinated liability	35,000	35,000
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value; 5,000,000 shares authorized; none issued at December 31, 2001 and 2000	—	—
Common stock, $.01 par value; 250,000,000 shares authorized; 75,310,547 and 75,032,880 shares issued at December 31, 2001 and 2000, respectively; 70,416,985 and 73,204,509 shares outstanding at December 31, 2001 and 2000, respectively	502	500
Paid-in capital	341,595	332,870
Retained earnings	173,265	60,971
	515,362	394,341
Less: Treasury stock, at cost, 4,893,562 and 1,828,371 shares at December 31, 2001 and 2000, respectively	(181,488)	(41,904)
Unearned compensation	(7,484)	(2,298)
Total stockholders' equity	326,390	350,139
Total liabilities and stockholders' equity	$4,382,487	$4,421,763

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

For The Years Ended December 31, (in thousands, except per share data)	2001	2000	1999
Revenues:			
Investment advisory and administrative fees	$413,601	$399,907	$379,434
Commissions	144,667	146,589	142,082
Interest	157,768	223,709	160,022
Principal transactions in securities, net	2,788	9,623	10,003
Clearance fees	13,450	13,532	11,081
Other income	4,146	6,428	4,059
Gross revenues	736,420	799,788	706,681
Interest expense	123,138	183,441	133,769
Net revenues after interest expense	613,282	616,347	572,912
Operating Expenses:			
Employee compensation and benefits	253,365	245,445	325,310
Information technology	22,492	22,925	19,172
Rent and occupancy	20,828	17,796	15,313
Brokerage, clearing and exchange fees	12,022	10,514	10,164
Advertising and sales promotion	9,372	9,251	9,259
Distribution and fund administration	19,424	18,977	19,437
Professional fees	10,934	11,205	9,276
Depreciation and amortization	13,063	10,638	10,532
Other expenses	22,723	22,675	31,077
Total operating expenses	384,223	369,426	449,540
Net income before taxes	229,059	246,921	123,372
Tax (benefit) expense	96,391	96,565	(12,195)
Net income	$132,668	$150,356	$135,567
Net income per common share			
Net income per share – Basic	$ 1.85	$ 2.04	$ 2.04
Net income per share – Diluted	$ 1.82	$ 2.02	$ 2.04
Weighted average common shares outstanding – Basic	71,795	73,648	66,615
Weighted average common shares outstanding – Diluted	73,052	74,392	66,615

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Principals' Capital and Stockholders' Equity

For The Years Ended December 31, 1999, 2000 and 2001	Principals' Capital	Common Stock	Paid-in Capital	Retained (Deficit) Earnings	Treasury Stock	Unearned Compensation	Total
(in thousands)							
Beginning Balance,							
December 31, 1998	$ 100,000	$ —	$ 2,876	$ 6,323	$ —	$ —	$ 109,199
Capital contributions	525	—	—	—	—	—	525
Capital withdrawals	(525)	—	—	—	—	—	(525)
Capital distributions	(182,375)	—	—	—	—	—	(182,375)
Dividends — Neuberger Berman Management Inc.	—	—	—	(22,679)	—	—	(22,679)
Acquisition of treasury stock— Neuberger Berman Management Inc.	—	—	—	—	(134)	—	(134)
Net income (1/1/99-10/7/99)	182,375	—	—	22,931	—	—	205,306
Total before reorganization	100,000	—	2,876	6,575	(134)	—	109,317
Exchange of principal interests for common stock of Neuberger Berman Inc.	(100,000)	427	99,573	—	—	—	—
Exchange of corporate interests for common stock of Neuberger Berman Inc.	—	—	6,441	(6,575)	134	—	—
Total after reorganization (10/8/99)	—	427	108,890	—	—	—	109,317
Issuance of common stock to public	—	30	87,903	—	—	—	87,933
Issuance of common stock to defined contribution stock incentive plan trust	—	43	134,284	—	—	—	134,327
Dividends	—	—	—	(4,962)	—	—	(4,962)
Acquisition of treasury stock	—	—	—	—	(8,074)	—	(8,074)
Net loss (10/8/99-12/31/99)	—	—	—	(69,739)	—	—	(69,739)
Ending Balance,							
December 31, 1999	—	500	331,077	(74,701)	(8,074)	—	248,802
Dividends	—	—	—	(14,684)	—	—	(14,684)
Acquisition of treasury stock	—	—	—	—	(35,210)	—	(35,210)
Issuance of common stock	—	—	1,793	—	1,380	(2,298)	875
Net income	—	—	—	150,356	—	—	150,356
Ending Balance,							
December 31, 2000	—	500	332,870	60,971	(41,904)	(2,298)	350,139
Dividends	—	—	—	(20,374)	—	—	(20,374)
Acquisition of treasury stock	—	—	—	—	(158,602)	—	(158,602)
Issuance of common stock	—	2	8,824	—	19,095	(8,040)	19,881
Amortization of unearned compensation	—	—	—	—	—	2,704	2,704
Forfeitures of restricted stock awards	—	—	(99)	—	(77)	150	(26)
Net income	—	—	—	132,668	—	—	132,668
Ending Balance,							
December 31, 2001	**$ —**	**$502**	**$341,595**	**$173,265**	**$(181,488)**	**$(7,484)**	**$326,390**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

For The Years Ended December 31, (in thousands, except share data)	2001	2000	1999
Cash Flows from Operating Activities:			
Net income	$ 132,668	$ 150,356	$ 135,567
Adjustments to reconcile net income to net cash provided by operating activities —			
Depreciation and amortization	13,063	10,638	10,532
Contribution to defined contribution stock incentive plan trust	—	—	134,327
Deferred tax (benefit) provision	14,705	(9,750)	(48,427)
Amortization of unearned compensation, net	2,678	—	—
Interest on long-term debt	1,643	—	—
Net tax benefit on options exercised	748	—	—
(Increase) decrease in operating assets —			
Cash and securities segregated for the exclusive benefit of clients	317,209	(133,841)	(120,063)
Cash and securities deposited with clearing organizations	(7,216)	(2,063)	(319)
Securities purchased under agreements to resell	(21,856)	247,580	(33,531)
Receivable from brokers, dealers and clearing organizations	356,992	(592,843)	350,611
Receivable from clients	(317,163)	(23,877)	(106,579)
Securities owned, at market value	(20,370)	(47,422)	(8,077)
Fees receivable	(6,707)	137	3,661
Other assets	(16,805)	4,649	(7,825)
Increase (decrease) in operating liabilities —			
Bank loans	(3,000)	3,000	(25,000)
Securities sold under agreements to repurchase	373,566	(296,790)	43,603
Payable to brokers, dealers and clearing organizations	242,478	443,784	(351,488)
Payable to clients	(783,265)	327,846	246,429
Securities sold but not yet purchased, at market value	(3,348)	(24,650)	(16,238)
Other liabilities and accrued expenses	6,622	24,590	44,967
Net cash provided by operating activities	282,642	81,344	252,150
Cash Flows from Investing Activities:			
Payments for purchases of furniture, equipment and leasehold improvements	(12,556)	(21,499)	(17,530)
Cash paid for acquisitions	(51,486)	(7,882)	—
Cash used in investing activities	(64,042)	(29,381)	(17,530)
Cash Flows from Financing Activities:			
Repayment of subordinated liability	—	—	(50,000)
Proceeds from subordinated liability	—	—	35,000
Proceeds from capital contributions	—	—	525
Payments for capital withdrawals	—	—	(525)
Payments for capital distributions	—	—	(236,039)
Issuance of common stock — Neuberger Berman Inc.	3,633	—	87,933
Payments for dividends — Neuberger Berman Management Inc.	—	—	(22,679)

Consolidated Statements of Cash Flows (continued)

For The Years Ended December 31,	2001	2000	1999
(in thousands, except share data)			
Cash Flows from Financing Activities (continued):			
Purchase of treasury stock —			
Neuberger Berman Management Inc.	—	—	(134)
Payments for dividends — Neuberger Berman Inc.	(20,374)	(19,646)	—
Purchase of treasury stock — Neuberger Berman Inc.	(158,602)	(35,210)	(8,074)
Proceeds from issuance of long-term debt	150,666	—	—
Net cash used in financing activities	(24,677)	(54,856)	(193,993)
Net increase (decrease) in cash and cash equivalents	193,923	(2,893)	40,627
Cash and Cash Equivalents, beginning of year	88,117	91,010	50,383
Cash and Cash Equivalents, end of year	$ 282,040	$ 88,117	$ 91,010

The accompanying notes are an integral part of the consolidated financial statements.

Supplemental disclosures of cash flow information: Interest payments totaled $126,428, $181,075 and $132,842 during the years ended December 31, 2001, 2000 and 1999, respectively.

Tax payments totaled $46,198, $117,670 and $7,621 during the years ended December 31, 2001, 2000 and 1999, respectively.

Supplemental disclosures of non-cash operating, investing and financing activities: On October 7, 1999, the principals of Neuberger Berman, LLC and the shareholders of Neuberger Berman Management Inc. exchanged their ownership interests for common stock of Neuberger Berman Inc. with a carrying value of $109,317.

In connection with Neuberger Berman Inc.'s initial public offering, an initial, irrevocable non-cash contribution of 6,396,516 shares of its common stock was made to an employee defined contribution stock incentive plan trust. The non-cash expense associated with the contribution totaled $134,327 and was recognized on the date it was funded, in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions." Neuberger Berman Inc. recorded a deferred tax benefit of $46,262 related to the contribution.

On November 23, 1999, Neuberger Berman Inc. declared an initial quarterly cash dividend on its common stock in the amount of $0.067 per share. The dividend was paid on January 25, 2000, to stockholders of record at the close of business on January 11, 2000.

On December 27, 1999, Neuberger Berman Inc. made a cash contribution of $10,000 to the Neuberger Berman Foundation. In connection with the cash contribution, Neuberger Berman Inc. recorded a deferred tax benefit of $2,165.

During the first six months of 2000, Neuberger Berman Inc. increased, based upon the price of its common stock at the close of business on June 30, 2000, the carrying value of the deferred tax asset resulting from its initial, irrevocable non-cash contribution of 6,396,516 shares referred to above, by $9,750.

During 2000, as part of the purchase price of an acquisition, Neuberger Berman Inc. issued 16,459 shares of common stock from treasury with a market value of $875. During 2001, as part of the purchase price of two acquisitions, Neuberger Berman Inc. issued 402,857 shares of common stock from treasury with a market value of $15,500.

In connection with an employee stock ownership plan, Neuberger Berman Inc. issued for the years ended December 31, 2001 and 2000, 163,502 and 43,756 of restricted shares, respectively, with a market value of $8,040 and $2,298, of which $3,503 and $1,003 were issued from treasury, respectively. These issuances of shares were recorded as a credit to capital stock with a corresponding debit to unearned compensation. In addition, 3,379 shares of restricted common stock were forfeited in 2001 with a recorded value of $176. These forfeitures of shares were recorded as a debit to capital stock with corresponding credits to unearned compensation and employee compensation and benefits.

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Organization and Description of Business

Neuberger Berman Inc. ("NBI") was organized as a Delaware corporation on August 13, 1998. NBI was formed to be the holding company for Neuberger Berman, LLC ("NB, LLC") and Neuberger Berman Management Inc. ("NBMI"), and to allow for the issuance of common stock to the public. On October 7, 1999, the principals of NB, LLC and the shareholders of NBMI exchanged their ownership interests in the respective entities for shares of NBI (the "Exchange"), and on October 13, 1999, NBI completed its initial public offering (the "IPO"). Accordingly, these entities have been consolidated pursuant to reorganization accounting. In connection with the Exchange and the IPO, NBI incurred pre-tax charges totaling approximately $150,054,000 (the "Reorganization and IPO Charges"). The Reorganization and IPO Charges are primarily comprised of an initial, irrevocable non-cash contribution of common stock to an employee defined contribution stock incentive plan trust, a cash contribution to the Neuberger Berman Foundation and severance and other payments.

The consolidated financial statements include the accounts of NBI and its subsidiaries. NBI's wholly owned subsidiaries are NB, LLC, a Delaware limited liability company, and its subsidiaries, NBMI, a New York corporation, Neuberger Berman Trust Company, N.A., which holds a national bank charter under the laws of the United States, Neuberger Berman Asset Management, LLC, a Delaware limited liability company, Executive Monetary Management, Inc., a New York corporation and Sage Partners, LLC, a New York limited liability company (collectively, the "Company"). NB, LLC's wholly owned subsidiaries are Neuberger Berman Trust Company of Delaware, a non-depository limited purpose trust company chartered under the Delaware Banking Code and Neuberger & Berman Agency Inc., a New York corporation. Material intercompany transactions and balances have been eliminated in consolidation.

The Company is a registered investment adviser providing investment management services to high net worth clients, mutual funds and institutional clients. As a registered investment adviser, the Company manages equity, fixed income, balanced, socially responsive, and international portfolios for individuals, families, endowments, foundations, trusts and employee benefit plans. In addition, the Company advises the Neuberger Berman family of funds. As a registered broker-dealer, the Company executes securities transactions for its clients and others and provides prime brokerage and correspondent clearing services to other firms.

2. Significant Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Management does not believe that actual results will differ materially from these estimates.

Securities owned and securities sold but not yet purchased are valued at market. Principal transactions in securities and the related revenues and expenses are recorded on a trade date basis. During the year ended December 31, 2000, the Company began recording its commission income and related expenses on a trade date basis. There was no material impact resulting from this change.

For purposes of the consolidated statements of financial condition, the Company considers all investments in money market funds to be cash equivalents.

The majority of investment advisory fees earned from high net worth and institutional clients are charged or billed to accounts quarterly based upon the account's net asset value at the beginning of a quarter. Investment advisory and administrative fees earned from the Company's mutual fund business (the "Funds") are charged monthly to the Funds based upon average daily net assets under management.

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142, which became effective on July 1, 2001 for acquisitions after June 30, 2001 and on January 1, 2002 for acquisitions prior to July 1, 2001, states that goodwill is no longer subject to amortization over its estimated useful life, but will be assessed for impairment. In addition, acquired intangible assets are separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. For the years ended December 31, 2001 and 2000, net income excluding goodwill amortization would have been $133,317,000 and $150,377,000, respectively. As of December 31, 2001, the Company does not anticipate any goodwill impairment charge as a result of the implementation of SFAS 142.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe the implementation of SFAS 144 will have a material impact on its consolidated financial condition or results of operations.

Basic earnings per common share is calculated by dividing net income by the weighted average common shares outstanding. Diluted earnings per common share is calculated by dividing net income by the total weighted average number of shares of common stock outstanding and common stock equivalents. Common stock equivalents are comprised of dilutive potential shares from stock options and certain restricted stock awards. Common stock equivalents are excluded from the computation if their effect is anti-dilutive. Diluted earnings per share is computed using the treasury stock method. For purposes of determining weighted average common shares outstanding for the periods prior to the Exchange, the outstanding shares were determined based upon the conversion ratio to effect the exchange of principals' capital and stockholders' equity for NBI common stock. Pro rata distributions of earnings and capital to the principals were not considered to effect outstanding shares.

3. Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the Company to obtain possession of collateral, comprised of market value and cash, equal to or in excess of principal amounts received and pledged under resale and repurchase agreements, respectively. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. As of December 31, 2001, the Company had received securities with market values of $801,935,000, of which $497,504,000 is included in cash and securities segregated for the exclusive benefit of clients (see Note 11). In addition, the Company pledged securities with market values of $610,857,000.

As of December 31, 2001, the Company repledged $304,431,000 of the securities it had received under its resale agreements.

4. Receivable from and Payable to Clients

Receivable from and payable to clients represent amounts due from or to clients of the Company in connection with cash and margin securities transactions. Amounts receivable are collateralized by clients' securities held by NB, LLC and by others for delivery to NB, LLC, the value of which is not reflected in the accompanying consolidated financial statements.

In the normal course of business, the Company is permitted to use client margin securities to finance customer securities transactions subject to certain regulatory guidelines.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

As of December 31, 2001 and 2000, amounts receivable from and payable to brokers, dealers and clearing organizations included approximately $1,946 million and $2,454 million of securities borrowed and approximately $1,576 million and $1,427 million of securities loaned, respectively.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2001, the Company had received securities with a market value of approximately $1,851 million related to its securities borrowed transactions. As of December 31, 2001, the Company had pledged securities with a market value of approximately $1,494 million related to its securities loaned transactions.

As of December 31, 2001, the Company repledged $1,851 million of the securities it had received under its securities borrowed transactions.

6. Bank Loans

Bank loans represent unsecured short-term borrowings payable to commercial banks. For the years ended December 31, 2001, 2000 and 1999, interest expense incurred on these borrowings was approximately $2,700,000, $5,076,000 and $2,287,000 based upon weighted average interest rates of 5.49%, 6.53%, and 5.13%, respectively.

7. Long-Term Debt

On May 4, 2001, in accordance with Rule 144A of the Securities Act of 1933, as amended, NBI sold $175 million principal amount at maturity of zero-coupon convertible senior notes due 2021, resulting in proceeds of approximately $151 million. The issue price represents a yield to maturity of 0.75% per year, which is accounted for under the effective interest rate method. Each $1,000 principal amount at maturity of the convertible securities is convertible into 13.8879 shares of the Company's common stock upon the occurrence of any of the following events: i) during any calendar quarter commencing after June 30, 2001, the closing sale price of NBI's common stock on the New York Stock Exchange for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than a specified percentage, initially 120% and declining 0.12658% each quarter thereafter, of the accreted conversion price per share of the Company's common stock on the last trading day of the preceding calendar quarter; ii) the Company elects to redeem the convertible securities; iii) the Company takes certain corporate actions, such as the declaration of an extraordinary dividend; and iv) the credit rating by Standard & Poor's is below investment grade. The Company may redeem the convertible securities for cash on or after May 4, 2006, at their accreted value. The Company may be required to repurchase the convertible securities at the accreted value thereof, at the option of the holders on May 4 of 2002, 2004, 2006, 2011 and 2016. The Company may choose to pay for such repurchases in cash or shares of its common stock. For the year ended December 31, 2001, NBI recorded accreted interest of $754,000.

8. Subordinated Liabilities

During 1998, the principals of NB, LLC withdrew $50,000,000 of capital and invested it in a newly formed entity, NB Associates, LLC ("Associates"). Concurrently, Associates loaned the $50,000,000 to NB, LLC in the form of a subordinated liability. The subordinated liability bore interest at 6.75% per annum and was approved by the New York Stock Exchange, Inc. ("NYSE") as capital for the purpose of computing net capital under Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission ("SEC"). For the year ended December 31, 1999, interest expense incurred on the subordinated liability was $2,411,000. On October 29, 1999, the subordinated liability was fully repaid.

On September 1, 1999, The Travelers Insurance Company loaned NB, LLC $35,000,000 pursuant to a subordinated promissory note (the "Note"). This amount is payable on September 1, 2004. Interest accrues on the unpaid principal amount of the Note at a floating rate adjusted quarterly, based on the three month LIBOR rate plus 75 basis points and is payable quarterly. The Note was approved by the NYSE and the unpaid principal amount is available to NB, LLC in computing net capital under the Rule. The Note contains certain covenants that limit the percentage by which the aggregate unpaid principal amount of subordinated liabilities exceed total regulatory capital and impose a dollar amount below which total ownership equity cannot fall. In the opinion of management, the Company is in compliance with its debt covenants. For the years ended December 31, 2001, 2000 and 1999, interest expense incurred on the Note was $1,838,000, $2,588,000 and $747,000, respectively.

9. Stock Options

The Company has two stock based plans that provide for the granting of stock options to employees and directors, the 1999 Neuberger Berman Inc. Long-Term Incentive Plan and the 1999 Neuberger Berman Inc. Directors Stock Incentive Plan (collectively, the "Plans"). At December 31, 2001, approximately 10,482,000 shares were available for grant under the Plans.

Options were granted at the fair market value of NBI common stock at the time of grant for a period of ten years and vest over a five-year period. The Plans also permit an employee exercising an option to be granted new options (reload options) in an amount equal to the number of common shares used to satisfy the exercise price and withholding taxes due upon exercise. In order to receive reload options, the fair value of a share of NBI common stock must exceed the exercise price by at least 20% on the date of exercise. The reload options are granted for the remaining term of the related original option and vest after six months.

Information with respect to stock option activity under the Plans for the years ended December 31, 2001 and 2000 is as follows:

	2001		2000	
	Options	Weighted Average Exercise Price Per Share	Options	Weighted Average Exercise Price Per Share
Outstanding, beginning of year	4,207,500	$19.75	—	—
Granted – original	926,000	$48.39	4,230,000	$19.75
Granted – reload	353,309	$42.77	—	—
Forfeited	(117,677)	$28.24	(22,500)	$18.75
Exercised	(593,280)	$19.66	—	—
Outstanding, end of year	4,775,852	$26.81	4,207,500	$19.75
Exercisable at year end	592,645	$33.20	—	—

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding	Weighted Average Contractual Life Remaining (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$18.75 – $19.99	2,645,220	8.2	$18.75	239,220	$18.75
$20.00 – $29.99	840,000	8.2	$21.33	—	—
$30.00 – $39.99	1,962	8.2	$33.94	—	—
$40.00 – $49.99	650,439	9.0	$41.91	343,694	$42.71
$50.00 – $55.29	638,231	9.1	$52.03	9,731	$52.61
	4,775,852	8.5	$26.81	592,645	$33.20

The Company has elected to account for its Plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with APB 25, compensation expense is generally not recognized for stock options that have no intrinsic value on the date of grant. The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share (see Note 10).

Had the Company applied SFAS 123 in accounting for its Plans based on the fair value of the awards at the date of grant, the Company's net income and net income per share would have decreased as indicated in the table below. For purposes of pro forma disclosures, the estimated fair value of the Plans is amortized to expense over the vesting period.

For The Years Ended December 31,	2001	2000
(in thousands, except per share data)		
Net income:		
As reported	**$132,668**	$150,356
SFAS 123 fair value adjustment — net of taxes	**(7,225)**	(2,241)
Pro Forma	**$125,443**	$148,115
Net income per common share (Basic):		
As reported	**$ 1.85**	$2.04
Pro Forma	**1.75**	2.01
Net income per common share (Diluted):		
As reported	**$ 1.82**	$2.02
Pro Forma	**1.72**	1.99

The effects of applying SFAS 123 for providing pro forma disclosures may not be representative of the effects on reported net income for future years.

The Black-Scholes option pricing model is used to estimate the fair value of each option grant on the date of grant. This valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because NBI's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The weighted average fair value of options granted during 2001 and 2000 was $17.05 and $6.27, respectively. The following weighted average assumptions were used for grants under the Plans for the years ended December 31, 2001 and 2000:

	For The Years Ended December 31,	
Assumptions	2001	2000
Dividend Yield	0.62%	1.30%
Expected volatility	38.61%	30.20%
Risk-free interest rate	3.69%	6.40%
Expected lives	4.7	5.0

10. Earnings per Share

Earnings per share has been computed in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Shares have been adjusted to give effect to the three-for-two stock split in NBI's common stock in August 2001. The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations for the years ended December 31, 2001, 2000 and 1999:

(in thousands, except per share data)	2001	2000	1999
Net Income	$132,668	$150,356	$135,567
Basic weighted average shares outstanding	71,795	73,648	66,615
Dilutive potential shares from stock options and certain restricted stock awards	1,257	744	—
Dilutive weighted average shares outstanding	73,052	74,392	66,615
Basic earnings per share	$ 1.85	$ 2.04	$ 2.04
Diluted earnings per share	$ 1.82	$ 2.02	$ 2.04

At December 31, 2001 and 2000, options on approximately 676,000 shares and 30,000 shares, respectively, have been excluded from the earnings per share computation above due to their antidilutive effect. Due to its contingent conversion feature, long-term debt has not been considered.

11. Regulatory Requirements

NB, LLC and NBMI, as registered broker-dealers and member firms of the NYSE and the National Association of Securities Dealers, Inc., respectively, are subject to the Rule, which requires that broker-dealers maintain a minimum level of net capital, as defined. As of December 31, 2001, NB, LLC and NBMI had net capital of approximately $236,913,000 and $12,886,000, respectively, which exceeded their requirements by approximately $210,489,000 and $12,636,000, respectively.

The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital of a broker-dealer would be less than the amount required under the Rule. Accordingly, at December 31, 2001, the payments of dividends and advances to NBI by NB, LLC and NBMI are limited to $170,853,000 and $12,586,000, respectively, under the most restrictive of these requirements.

As of December 31, 2001, cash of $3,550,000, U.S. Treasury bills with a market value of $101,133,000 and $475,265,000 of contract value plus accrued interest on various U.S. Government obligations purchased under agreements to resell have been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. In addition, cash of approximately $24,000 and U.S. Treasury bills with a market value of approximately $996,000 have been segregated under the Commodity Exchange Act.

As a clearing broker-dealer, NB, LLC has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is computed in order for correspondent firms to classify their assets held by NB, LLC as allowable assets in the correspondents' net capital calculation. At December 31, 2001, NB, LLC had a reserve requirement of $11,846,000 which was met by the deposit of $13,005,000 of contract value on a U.S. Treasury note purchased under an agreement to resell, which has been segregated in a special reserve bank account for the exclusive benefit of customers – PAIB under Rule 15c3-3 of the SEC.

12. Commitments and Contingencies

The Company leases office space and equipment under lease agreements expiring on various dates through 2013. Office space leases are subject to escalation based on increases in costs incurred by the lessor. Minimum rentals, excluding office space escalation, under these lease agreements are as follows:

Years Ending December 31,	Amount
2002	$16,889,000
2003	16,283,000
2004	15,542,000
2005	14,709,000
2006	14,178,000
Thereafter	85,310,000

Rent expense for premises and equipment for the years ended December 31, 2001, 2000 and 1999, was $18,671,000, $16,390,000 and $13,483,000, respectively.

The Company has satisfied margin requirements with clearing organizations by obtaining letters of credit in favor of the clearing organizations. Open unsecured letters of credit as of December 31, 2001 and 2000, were $40,501,000 and $44,312,000, respectively. Unused committed lines of credit were $100,000,000 as of December 31, 2001 and 2000.

In the normal course of business, the Company is subject to various legal proceedings. In the opinion of management, based on discussions with legal counsel, the resolution of pending proceedings will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

13. Employee Benefit Plans

The Company has defined contribution plans consisting of an employee profit-sharing plan and a money purchase pension plan covering all full-time employees and qualifying part-time employees who have completed one year of continuous service, as defined. Contributions to the plans, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code as a deductible expense. Contributions to the plans for the years ended December 31, 2001, 2000 and 1999, were $4,200,000, $5,437,000 and $6,854,000, respectively.

The Company made an initial, irrevocable contribution of 6,396,516 shares of its common stock to an employee defined contribution stock incentive plan trust (the "Stock Incentive Plan") on behalf of its employees. Common stock that was awarded to employees in conjunction with the IPO is restricted and vests in three installments on October 8th of 2001, 2002 and 2003. Certain benefits of ownership, including the payment of any dividends declared during the restricted period, belong to the employees. Unvested common stock that becomes forfeited upon an employee's termination of employment is reallocated in the sole and absolute discretion of the compensation committee, including determination of vesting periods. The common stock contributed may not revert to the Company. Included in employee compensation and benefits for the year ended December 31, 1999, is a non-cash charge of approximately $134,327,000, related to the contribution of common stock. Due to forfeitures, no contributions of common stock were made for the years ended December 31, 2001 and 2000.

On July 18, 2000, the Board of Directors adopted, upon the recommendation of its compensation committee, two plans that will facilitate employee stock ownership, an Employee Stock Purchase Plan (the "ESPP"), and the Wealth Accumulation Plan (the "Plan").

The ESPP provides that employees may elect to acquire NBI common stock through payroll deductions, on an after tax basis, at a 15% discount from market value of such stock. Employees may not transfer the common stock acquired through the ESPP for one year from purchase date. In accordance with the terms and provisions of the ESPP, employees are precluded from acquiring, on an annual basis, shares of common stock that have an aggregate purchase price (as defined in the ESPP documentation) in excess of $10,000. The ESPP, which has a term of ten years, became effective during September 2000. During the year ended December 31, 2001, the Company issued from treasury 49,922 shares of common stock, at a 15% discount, with an approximate value of $1,923,000.

The Plan provides that on an annual basis, employees who are eligible for a bonus may elect to defer all or a portion of their bonus and employees who receive commissions and other direct pay may elect to defer a portion of such compensation. In each case, up to 20% of total compensation may be deferred with a maximum deferral of up to $500,000; provided that employees who receive an annual bonus may, in any event, defer no more than 100% of any bonus. Amounts deferred by employees are used to acquire, on a pretax basis, NBI common stock at a 25% discount from the market value of such stock. Any common stock so acquired is restricted with respect to transfer or sale for a period of three years (during which time the employee is required to render service to the Company) from the respective bonus payment or commission payment date, as such terms are defined in the

Plan. Certain benefits of ownership, including the payment of any dividends declared during the restricted period, belong to the employees. Unlike the ESPP, cash amounts credited to a participant's deferral account and shares of common stock acquired through the Plan are subject to forfeiture in certain events of termination of employment. Unearned compensation associated with the restricted stock represents the market value of NBI common stock at the date of issuance and is recognized as compensation expense ratably over the vesting period. The Plan, which has an unlimited term, became effective during September 2000. For the year ended December 31, 2001, the Company recorded compensation expense of $2,678,000.

14. Income Taxes

Prior to the Exchange in 1999, the Company primarily operated as two different types of tax entities. These entities included a Limited Liability Company (taxed as a Partnership) and an S-Corporation and as such, the combined entities' income prior to October 7, 1999 was not subject to U.S. federal income taxes. The principals of the Company's predecessor partnership were taxed on their proportionate share of the partnership's taxable income or loss.

Effective with the Exchange, the Company became subject to U.S. federal, state and local corporate income taxes and has elected to file a federal consolidated income tax return.

The components of pre-tax earnings and income tax expense and benefits reflected in the consolidated statements of income are set forth below (000's omitted):

For The Years Ended December 31,	2001	2000	1999
Net income before taxes	**$229,059**	$246,921	$123,372
Current taxes:			
U.S. federal	**$ 57,990**	$ 75,356	$ 14,982
State and local	**23,696**	30,959	21,250
	81,686	106,315	36,232
Deferred taxes:			
U.S. federal	**10,441**	(6,922)	(35,290)
State and local	**4,264**	(2,828)	(13,137)
	14,705	(9,750)	(48,427)
Tax (benefit) expense	**$ 96,391**	$ 96,565	$(12,195)

The Company accounts for taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's net deferred tax assets as of December 31, 2001 and 2000, include compensation and benefits, depreciation and amortization and unrealized gains and losses on marketable securities.

Management of the Company has not established a valuation allowance for its net deferred tax asset because they conclude that it is more likely than not the benefit will be realized.

A reconciliation of the statutory U.S. federal income tax rate of 35% to the Company's effective income tax rate is set forth below:

For The Years Ended December 31,	2001	2000	1999
U.S. statutory rate	35.00%	35.00%	35.00%
Increase (decrease) related to:			
State and local taxes, net of U.S. income tax effects	7.19%	8.15%	8.17%
Other	(.11%)	(.09%)	0.13%
Rate before Reorganization and IPO Charges and effect from changes in the value of the stock price	42.08%	43.06%	43.30%
Rate benefit for partnership period	—	—	(63.02%)
Adjustment in benefit related to movement in stock price	—	(3.95%)	9.84%
Effective tax rate	42.08%	39.11%	(9.88%)

The Company's effective tax rate in 1999 included a rate benefit attributable to the Company generally not being subject to corporate taxes on its earnings prior to its conversion to corporate form.

The value of the Company's deferred tax asset relating to the unvested shares in the Stock Incentive Plan fluctuated with the price of the Company's stock from December 31, 1999 to June 30, 2000. In March 2000, the FASB issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of APB Opinion No. 25 ("FIN 44"). The Company adjusted, based upon the price of its common stock at the close of business on June 30, 2000, the carrying value of the deferred tax asset that relates to unvested shares in the Stock Incentive Plan. FIN 44 became effective on July 1, 2000, and now requires that the deferred tax asset be determined by the compensation expense recognized for financial reporting purposes. Accordingly, at June 30, 2000, the Company fixed the carrying value of its deferred tax asset for unvested shares in its Stock Incentive Plan, based upon the price of NBI's common stock at the close of business that day.

15. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at contract value, which approximates market value due to their relatively short-term nature or variable market rates of interest. Long-term debt of $151,420,000, which is carried at accreted cost, had an estimated fair value of approximately $150,063,000 at December 31, 2001.

16. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various debt and equity transactions as principal or agent. The execution, settlement and financing of these transactions can result in off-balance sheet risk or concentrations of credit risk.

The Company has a high net worth and institutional client base. The Company records client securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of credit exposure, position and financial reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing, where applicable, of each broker-dealer, client and other counterparty with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

For transactions in which the Company extends credit to clients, the Company seeks to control the risks associated with these activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests the deposit of additional collateral, or reduces securities positions when necessary. The Company's policy is to take possession of securities purchased under agreements to resell.

As part of its prime brokerage business, the Company writes covered over-the-counter put options on listed equity securities with certain of its prime brokerage clients. Market risk is mitigated as the options are generally deep in the money and covered by an equivalent number of securities sold but not yet purchased. The fair value of such options was approximately $826,000 and $1,633,000 at December 31, 2001 and 2000, respectively.

17. Segment Information

Under the provisions of Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information," the Company has four reportable segments: Private Asset Management, Mutual Fund and Institutional, Professional Securities Services and Corporate. The Private Asset Management segment provides customized investment management services for high net worth individuals, families and smaller institutions through money management, advisory services and trust services. Its revenues are principally investment advisory fees and commissions. The investment advisory and administrative services that are provided through the Mutual Fund and Institutional segment include: the management of the Neuberger Berman family of mutual funds, investment management of institutional separate account products and wrap products sponsored by third party brokerage firms and banks. Its revenues are principally investment advisory and administrative fees and commissions. The Professional Securities Services segment provides trade execution, clearing, custody, margin financing, portfolio reporting and trust services through professional investor clearing services, wealth management services, research sales and other activities, including market making, global securities lending, custody and record-keeping services and treasury management. The revenues derived by this segment are principally commissions, net interest, trading revenues and clearance fees. The Corporate segment reflects certain corporate results that are not directly related to the day-to-day operations of the Company's principal business. Prior periods have been revised to conform with current year presentation.

The Company does not record revenues from transactions between segments (referred to as intersegment revenues).

The Company evaluates performance of its segments based on profit or loss from operations before Reorganization and IPO Charges and taxes. No single client accounted for more than 10% of the Company's combined revenues. Information on statement of financial condition data by segment is not disclosed because it is not used for evaluating segment performance and deciding how to allocate resources to segments. Substantially all of the Company's revenues and assets are attributable to or located in the United States.

Summarized information for the Company's reportable segments is presented in the following table (000's omitted):

For The Year Ended Dec 31, 2001	Private Asset Management	Mutual Fund and Institutional	Professional Securities Services	Corporate	Total
Investment advisory and administrative fees	$201,956	$205,921	$ 5,712	$ 12	$413,601
Commissions	88,230	17,671	38,766	—	144,667
Net interest income (expense)	4,812	74	33,805	(4,061)	34,630
Principal transactions in securities, net	—	(56)	3,910	(1,066)	2,788
Clearance fees	—	—	13,450	—	13,450
Other income	740	90	3,282	34	4,146
Net revenues (loss) after interest expense	295,738	223,700	98,925	(5,081)	613,282
Operating expenses	154,069	140,641	71,833	17,680	384,223
Net income (loss) before taxes	$141,669	$ 83,059	$ 27,092	$(22,761)	$229,059

For The Year Ended Dec 31, 2000	Private Asset Management	Mutual Fund and Institutional	Professional Securities Services	Corporate	Total
Investment advisory and administrative fees	$191,438	$206,965	$ 1,504	$ —	$399,907
Commissions	93,967	16,958	35,664	—	146,589
Net interest income (expense)	5,040	29	38,331	(3,132)	40,268
Principal transactions in securities, net	—	72	10,670	(1,119)	9,623
Clearance fees	—	—	13,532	—	13,532
Other income	301	40	5,280	807	6,428
Net revenues (loss) after interest expense	290,746	224,064	104,981	(3,444)	616,347
Operating expenses	144,034	147,455	63,523	14,414	369,426
Net income (loss) before taxes	$146,712	$ 76,609	$ 41,458	$(17,858)	$246,921

For The Year Ended Dec 31, 1999	Private Asset Management	Mutual Fund and Institutional	Professional Securities Services	Corporate	Total
Investment advisory and administrative fees	$166,454	$211,839	$ 1,141	$ —	$379,434
Commissions	90,132	21,544	30,406	—	142,082
Net interest income (expense)	3,498	30	26,182	(3,457)	26,253
Principal transactions in securities, net	—	142	7,924	1,937	10,003
Clearance fees	—	—	11,081	—	11,081
Other income	30	54	3,975	—	4,059
Net revenues (loss) after interest expense	260,114	233,609	80,709	(1,520)	572,912
Operating expenses excluding Reorganization and IPO Charges	86,847	150,362	51,494	10,783	299,486
Net income (loss) before Reorganization and IPO Charges and taxes	$173,267	$ 83,247	$ 29,215	$(12,303)	$273,426

The following table is a reconciliation of reportable segment net income, before Reorganization and IPO Charges and taxes, to the Company's consolidated totals.

	Total
For the Year Ended December 31, 2001	
Net income before taxes	**$229,059**
Tax expense	**(96,391)**
Net income	**$132,668**
For the Year Ended December 31, 2000	
Net income before taxes	$ 246,921
Tax expense	(96,565)
Net income	$ 150,356
For the Year Ended December 31, 1999	
Net income before Reorganization and IPO Charges and taxes	$ 273,426
Reorganization and IPO Charges	(150,054)
Tax benefit	12,195
Net income	$ 135,567

18. Related Party Transactions

During the years ended December 31, 2001, 2000 and 1999, the Company earned approximately $14,174,000, $13,028,000 and $17,779,000, respectively, in brokerage commissions from the Funds.

Included in fees receivable is $12,049,000 and $11,954,000 related to amounts due from the Funds at December 31, 2001 and 2000, respectively.

Certain employees of the Company are officers and/or trustees of the Funds. The Company also reimbursed certain Funds for expenses during the years ended December 31, 2001, 2000 and 1999, of approximately $1,092,000, $1,770,000 and $2,225,000, respectively, to the extent that such Funds exceeded their specified expense limitations.

Included in cash and cash equivalents is $184,161,000 and $76,494,000 related to investments in affiliated funds at December 31, 2001 and 2000, respectively. In addition, securities owned at market includes $23,092,000 and $6,239,000 of investments made by the Company in various Funds as of December 31, 2001 and 2000, respectively.

19. Quarterly Financial Information (Unaudited)

2001	First	Second	Third	Fourth
(in thousands, except per share data)				
Net revenues after interest expense	$154,832	$157,034	$149,860	$151,556
Operating expenses	95,776	98,860	92,056	97,531
Net income before taxes	59,056	58,174	57,804	54,025
Tax expense	24,822	24,490	24,335	22,744
Net income	$ 34,234	$ 33,684	$ 33,469	$ 31,281
Net income per common share:				
Basic	$ 0.47	$ 0.46	$ 0.47	$ 0.45
Diluted	$ 0.46	$ 0.45	$ 0.47	$ 0.44

2000	First	Second	Third	Fourth
(in thousands, except per share data)				
Net revenues after interest expense	$ 155,412	$ 151,810	$ 151,650	$ 157,475
Operating expenses	95,194	90,206	89,672	94,354
Net income before taxes	60,218	61,604	61,978	63,121
Tax expense	19,977	22,899	26,713	26,976
Net income	$ 40,241	$ 38,705	$ 35,265	$ 36,145
Net income per common share:				
Basic	$ 0.54	$ 0.53	$ 0.48	$ 0.49
Diluted	$ 0.54	$ 0.52	$ 0.47	$ 0.48

1999	First	Second	Third	Fourth
(in thousands, except per share data)				
Net revenues after interest expense	$ 144,586	$ 143,602	$ 141,328	$ 143,396
Operating expenses	70,384	72,172	70,429	236,555
Net income (loss) before taxes	74,202	71,430	70,899	(93,159)
Tax (benefit) expense	2,421	2,131	10,492	(27,239)
Net income (loss)	$ 71,781	$ 69,299	$ 60,407	$ (65,920)
Net income (loss) per common share:				
Basic and diluted	$ 1.12	$ 1.08	$ 0.94	$ (0.89)

20. Subsequent Event

On January 28, 2002, NBI declared a quarterly cash dividend on its common stock in the amount of $0.075 per share. The dividend was paid on February 19, 2002 to stockholders of record at the close of business on February 7, 2002.

Report of Independent Public Accountants

To the Board of Directors and Stockholders of
Neuberger Berman Inc.:

We have audited the accompanying consolidated statements of financial condition of Neuberger Berman Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in principals' capital and stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Neuberger Berman Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The condensed financial statements of the registrant parent and notes contained in Schedule I are presented for purposes of complying with the Securities and Exchange Commission's rules and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

New York, New York
February 19, 2002

Corporate Information

Annual Meeting

The Annual Meeting of Stockholders will be held in the corporate offices at 605 Third Avenue, New York, NY, 41st floor at 10:00 am on May 9, 2002.

Form 10-K and Stockholder Publications

For a copy of the Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (SEC), please send a written request to Neuberger Berman Inc., Attn: Corporate Communications, 3rd Floor, 605 Third Avenue, New York, NY 10158, or call 212-476-8125.

The Report is also available online at www.nb.com in the Investor Relations section under the SEC Filings & Financial Reports tab.

Copies of all documents filed with the SEC are also available on the SEC's EDGAR website at http://www.sec.gov.

Exchange Listing

Neuberger Berman's Common Stock is traded on the New York Stock Exchange. The trading symbol is NEU.

Transfer Agent

American Stock Transfer and Trust Company
6201 15th Avenue, Brooklyn, NY 11219.

Investor Relations

Robert Matza, Executive Vice President and Chief Operating Officer, 212-476-9808.

Internet Access

www.nb.com

Neuberger Berman Locations

Headquarters

New York, New York

Regional Offices

Atlanta, Georgia
Boston, Massachusetts
Chicago, Illinois
Columbia, Maryland
Dallas, Texas
Houston, Texas
Los Angeles, California
Miami, Florida
Philadelphia, Pennsylvania
San Francisco, California
Tampa, Florida
Washington, D.C.
West Palm Beach, Florida

Neuberger Berman Trust Company, N.A.

New York, New York
Los Angeles, California
Seattle, Washington
West Palm Beach, Florida

Neuberger Berman Trust Company of Delaware

Wilmington, Delaware

Design: Bloch Graulich Whelan Inc. / New York



Executive Committee

First row left to right:

Peter E. Sundman, Michael M. Kassen

Second row left to right:

Robert Matza, Jeffrey B. Lane and Heidi L. Schneider

Board of Directors

Jeffrey B. Lane*
President, Chief Executive Officer

Michael M. Kassen*
Executive Vice President, Chief Investment Officer

Robert Matza*
Executive Vice President, Chief Operating Officer

Heidi L. Schneider*
Executive Vice President

Peter E. Sundman*
Executive Vice President

Richard A. Cantor
Vice Chairman of the Board (non-executive)

Nathan Gantcher
Co-Chairman, President and Chief Executive Officer of Alpha Investment Management

David W. Glenn
Vice Chairman, President, Chief Operating Officer and Director of the Federal Home Loan Mortgage Corporation (Freddie Mac)

Arthur Levitt, Jr.
Senior Advisor to Carlyle Group; Consultant

Jon C. Madonna
President and Director of DigitalThink, Inc.

Jack H. Nusbaum
Partner and Chairman of Willkie Farr and Gallagher

Marvin C. Schwartz
Vice Chairman of the Board (non-executive)
Managing Director of Neuberger Berman, LLC

Lawrence Zicklin
Chairman of the Board (non-executive)

**Member of Executive Committee*

Our disclosure and analysis in this report contain some forward looking statements. Forward looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results. Although we believe that our expectations and beliefs are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that our actual results will not differ materially from our expectations or beliefs. Some of the factors that could cause our actual results to differ from our expectations or beliefs include, without limitation, the adverse effect from a decline in the securities markets or if our products' performance declines, a general downturn in the economy, changes in government policy or regulation, our inability to attract or retain key employees and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations. These statements are provided as permitted by the Private Litigation Reform Act of 1995. We undertake no obligation to update publicly any forward looking statements, whether as a result of new information, future events or otherwise.

NEUBERGER BERMAN

Neuberger Berman Inc.
605 Third Avenue
New York, NY 10158-3698
212.476.9000

www.nb.com

C0093 03/02